November 14, 2005                                                      Via EDGAR

Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Ref: Homeland Security Network, Inc., Item 4.01 Form 8-K, filed November 3, 2005 File No. 0-15216

Dear Ms. Singleton:

Homeland Security Network, Inc. acknowledges receipt of your correspondence dated November 8, 2005 regarding the above referenced subject matter. We completely understand and, in fact, appreciate the purpose of your review process. The process and the resulting comments are most welcomed as it is our purpose and design to fully comply with all disclosure requirements.

Particularly, we hereby acknowledge and understand that:

      1. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to us as an issuer and that we must engage an accountant that qualifies and meets all requirements.

      Given the time frame and constraints, we will engage a new
      PCAOB-registered independent accountant that is already so registered.

      We are compelled to advise you that Blaise S. Mazzoni, Certified Public Accountant did not represent himself to be "registered" with the PCAOB to us. Our company never represented Blaise Mazzoni to be registered with the PCAOB either. In the preparation and construction of the 8-K, we unintentionally used a misnomer. It was used in a context recognizing Blaise Mazzoni as a certified public accountant who is duly registered under the laws of the place of his residence or principal office.

      It was our misunderstanding and misinterpretation of Article 2 of Regulation S-X and of Sec. 102 of the Sarbanes-Oxley Act of 2002 as to how they relate to a "review" of interim financial statements as opposed to an "audit" of our fiscal year end financial statements. We have always had a complete and correct understanding that a PCAOB-registered independent accountant must audit and subsequently issue an audit report on our fiscal year end financial statements.

      2. We will file a new Item 4.01 Form 8-K subsequent to an engagement with a PCAOB-registered independent accountant and provide all of the disclosures required by Item 304 of Regulation S-B to include an
            Exhibit 16 from the accountant.

      Further, we hereby acknowledge and understand that:

      3. Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

      4. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      5. Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,


Terri Ashley
Vice President